Exhibit 99.8

Acknowledgment and consent letter, dated September 11, 2007, between BCE Inc.
and 6796508 Canada Inc., in respect of the Definitive Agreement

September 11, 2007

6796509 Canada Inc.
c/o Ontario Teachers’ Pension Plan Board
5650 Yonge Street
Toronto, Ontario M2M 4H5
Attn: Dean Metcalf

Dear Sirs:

     We refer to the Definitive Agreement dated as of June 29, 2007 (the “Definitive Agreement”) between BCE Inc., a corporation existing under the laws of Canada, and 6796508 Canada Inc., a corporation incorporated under the laws of Canada. Capitalized terms used herein but not defined have the meanings ascribed thereto in the Definitive Agreement.

     Further to our recent discussions, the Company and the Purchaser acknowledge that we intend to seek the Final Order pursuant to Section 192 of the CBCA shortly after the Company Meeting, subject to approval of the Arrangement Resolution by the Company’s shareholders (i.e., before the condition in Section 8.1(d) of the Definitive Agreement has been satisfied or waived). We confirm that doing so is not a waiver by the Purchaser or the Company of the condition set out in Section 8.1(d) of the Definitive Agreement. Accordingly and consistent with our original expectations as to the timetable for completion of the transactions contemplated by the Definitive Agreement, we confirm that the commencement of the Marketing Period shall be delayed, at the Purchaser’s election, for 15 calendar days (or such shorter period as the Purchaser may determine) after it would otherwise have begun in accordance with the terms of the Definitive Agreement.

     Please evidence your acknowledgement of the foregoing, which, only to the extent required to give effect to the foregoing, shall constitute a waiver or amendment of the Definitive Agreement, by signing in the space indicated below and returning a copy of the same to the attention of the undersigned.

Yours very truly, BCE INC.
Per:	(signed) Martine Turcotte
Name: Martine Turcotte Title: Chief Legal Officer

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Acknowledged and consented to this 11th day of September, 2007.

6796508 CANADA INC.

Per:	(signed) Dean Metcalf
Name: Dean Metcalf Title: Authorized Signing Officer

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cc: Dean Metcalf (Ontario Teachers’ Pension Plan Board)
Mark J. Masiello (Providence Equity Partners Inc.)
James N. Perry, Jr. (Madison Dearborn Partners, LLC)
Jonathan Lampe (Goodmans LLP)
David Duffell (Weil, Gotshal & Manges LLP)
William S. Kirsch (Paul, Hastings, Janofsky & Walker LLP)
Martine Turcotte (BCE Inc.)

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